

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

By U.S. Mail and facsimile to 702-309-7407

Mr. Ronald Boreta
Principal Financial Officer
All-American Sportpark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, NV 89119

>   **Re: All-American Sportpark, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 0-24970**

Dear Mr. Boreta:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Consolidated Balance Sheets, page F-2

1.   Please reconcile for us the amounts due to related parties on balance sheet to the amounts disclosed in your related party transactions footnote beginning on page F-12. Please revise your balance sheet or disclosures accordingly.

2.   We refer you to the customer agreement with Callaway Golf Company (Callaway) disclosed on page F-15. Based on your disclosure it appears you have recognized some or all of the $2.75 million as deferred revenue. It also appears that the funding and resources provided to you by Callaway may represent a reimbursement of specific and identifiable costs incurred by you to sell Callaway products. Please tell us the accounting treatment for each specific component of this contract, for example: amounts received for operating expenses, facility and range improvements, and advertising expenses. In doing so, please tell us what separately identifiable benefits Callaway receives in exchange for cash consideration provided to you that warrants classifying these payments as revenue and explain why Calloway would have entered into this agreement if you did not purchase their products for resale. Please refer to FASB ASC 605-50-45-12 to 45-15. We may have further comment.

3.   Notwithstanding the above comment, tell us and revise your disclosure to clarify how you accounted for the $600,000 in facility improvements.

Consolidated Statements of Operations, page F-3

4.   Your presentation of "net income operating (loss)" below total expenses is not appropriate. Please revise.

5.   Explain to us and disclose the nature of the loss on disposal of property and equipment. Further, losses recognized on the sale of long-lived assets should be reported as a component of income from continuing operations. Refer to FASB ASC 360-10-45-5. Please revise your statements of operations.

Consolidated Statements of Stockholders' Deficit, page F-4

6.   Refer to page F-13 where you disclose you agreed to transfer a 49% interest in your wholly owned subsidiary, AAGC as a partial principal payment in the amount of $600,000 on your outstanding loan due to St. Andrews Golf Shop. Please show us how you determined the increase to additional paid-in capital of $582,429 and adjustment to the non-controlling interest of $17,571. Refer to FASB ASC 810-10-45-23.

7.   Explain to us and disclose how you allocated the loss attributable to non-
        controlling interest. Please explain whether allocations are based on relative
        ownership interest or some other contractual agreement.

Consolidated Statements of Cash Flows, page F-5

8.   Revise your cash flow statement to present the purchase of property and
        equipment as cash outflows from investing activities instead of financing
        activities or advise us of your basis for your current presentation.

4. Related Party Transactions, page F-12

9.   Please expand your disclosure to state the nature of the transactions giving rise to
        amounts owed to related parties. For example you state you owe "[t]hese and
        other stores a total of $1,929,91[6]" without describing the transactions resulting
        in amounts owed. In addition, please expand your disclosure to clarify the effect
        on your financial statements for amounts allocated to related parties for
        administrative/accounting support. If amounts owed by you are reduced by
        amounts allocated for administrative/accounting support and a right of offset
        exists, please disclose that fact. Please refer to FASB ASC 850-10-50.

10.   Please disclose the terms of the Saint Andrews sublease agreement for space at
        the Callaway Golf Center you refer to on page seven.

10. Legal Matters, page F-18

11.   You state on page F-19 the Company recognized other income totaling $478,054
        for the year ended December 31, 2009. In this regard, you recognized total other
        expense of $478,054 for the year ended December 31, 2009. Please revise your
        disclosure. Further, it is unclear how you accounted for the Urban Land
        settlement agreement. Please tell us and disclose if you received the settlement
        payment and if so, where and when you recorded the $850,000.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes the information the
Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

Mr. Ronald Boreta
All-American Sportpark, Inc.
August 31, 2010
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief